PAUL M. KAVANAUGH
Direct Dial No. (248) 205-2711
E-Mail:  pkavanaugh@stroblpc.com

JOHN SHARP
Direct Dial No. (248) 205-2747
E-Mail:  jsharp@stroblpc.com


February 7, 2008

Securities and Exchange Commission
Mail Stop 3561
Washington DC 20549

Attn:	John Reynolds, Assistant Director
	Office of Emerging Growth Companies
	Division of Corporation Finance

Re:	Asia Automotive Acquisition Corporation
        SEC File No. 33-127755

Ladies and Gentlemen:

	On behalf of Asia Automotive Acquisition Corporation (the "Company"), we are providing to the SEC Staff this cover letter, which addresses each comment in the SEC Staff letter dated February 4, 2008. For the Staff's reference we filed Amendment No. 5 to the Registration Statement on Form S-4/A marked to show changes from the Amendment No. 4 filed on January 31, 2008. For ease of reference, we set out each SEC Staff comment below, and then follow each comment with the Company's response.

=================================================================
                         General

1. We note that you have now added the shares held in escrow to the fee table; however, we also note that you indicate no fee is payable. Since these shares appear to be the private placement of shares to insiders prior to the initial public offering, it does not appear that these shares relate to the units or warrants. Therefore, it is unclear why no fee is due. Please revise or advise. Lastly, the prospectus cover page and the prospectus/proxy statement have not been revised to reflect the inclusion of the escrowed shares in the shares being registered. Please revise.

Response
1. The Company has revised the fee table to include a fee of $424 for the registration of 1,349,000 common shares held in escrow. Accordingly, the prospectus cover page on page 5 and the prospectus/proxy statement on page 139 have been revised to reflect 6,380,250 shares registered.


2. The Annexes should be filed with the prospectus/proxy statement in each amendment filed on Edgar. Please revise. In addition, you indicate in the prospectus/proxy statement that the tax opinion can be found in the Annex. It does not appear in the index. Please advise or revise.

Response
2. The Company has revised the filing to include Annexes A thru J in the proxy statement/prospectus. In addition, the company has included the tax opinion in the Annexes as Annex K.


3. We reissue comment four from our letter dated January 25, 2008. Please file all amendments to the Equity Acquisition Agreement, including the amendment to Article 8. These amendments, since they relate to the acquisition agreement, should be included in the Annex.

Response
3. The Company has filed Amendments1, 2 and 3 related to the Equity Acquisition Agreement and included these Amendments at the end of the Equity Acquisition Agreement in Annex A. The amendment to Article 8 is included as Amendment 3.

==================================================================
  Selected Unaudited Pro Forma Combined Financial Information,
                          page 32

4. We note your response to comment seven from our letter dated January 25, 2008 and the amended Key Employees Employment. Agreement filed as Exhibit 10.1. However, your disclosure in several parts of the filing (e.g. pages 54, 55 and 67), indicates that Hunan Tongxin executive management is required to remain with the combined company for two years under they Key Employees Employment Agreement. Please revise your disclosures throughout the filing to clarify that they issuance of the 4.5 million shares is not contingent upon future employment.

Response
4. The company has clarified on page 7 of the proxy statement/ prospectus that the duration of the Key Employee Employment Agreement is from the signing of the Equity Acquisition Agreement ("EAA") to the close of the business transaction. The Company could not find any mentioning of a requirement for 2 year retention for the key employees on pages 54, 55, and 67. However, the company has further elaborated on these pages that the only requirement from the key employees is that they will remain with Hunan Tongxin from the date of the EAA through the consummation of the business transaction.


==================================================================
           Comparative Per Share Information, page 34

5. We note your response to comment eight from our letter dated January 25, 2008. It appears that your calculation of book value per share for the combined company is based on stockholders' equity in the combined company assuming maximum approval. However, this appears to be inconsistent with note
    (3) on page 36 which states that the calculation assumes minimum approval. Please revise your disclosure to separately present pro forma combined book value per share assuming both minimum and maximum approval, and provides us with your supporting calculations for each scenario.

Response
5. The Company has revised its disclosure to present pro forma combined book value per share assuming both minimum and maximum approval. The following table provides the supporting calculations for each scenario:

Calculation of Net book Value as of December 31, 2006
and September 30, 2007

 		                 12/31/2006      9/30/2007
                                 -------------   -------------

Net Book Value - AAAC
   Maximum Approval              $26,409         $28,663
   Less: Shares subject to
         redemption               (7,650)         (7,829)
                                 _____________   _____________
   Minimum Approval              $18,759         $20,834

Net Book Value - Hunan Tongxin
   Maximum Approval              $13,319         $22,386
                                 _____________   _____________
   Minimum Approval              $13,319         $22,386

Net Book Value - Combined
   Maximum Approval              $39,728         $51,049
   Less: Shares subject to
         redemption               (7,650)         (7,829)
                                 _____________   _____________
   Minimum Approval              $32,078         $43,220



6. In connection with the previous comment, please revise the number of shares used to calculate book value per share for the combined company to include the shares that will be issued in conjunction with the acquisition of Hunan Tongxin.

Response
6. The Company has revised the number of shares used to calculate book value per share for the combined company to include the 4,500,000 shares to be issued in conjunction with the acquisition of Hunan Tongxin.


==================================================================
     Background of the Equity Acquisition Agreement, Page 53
        The Candidate Identification Process, page 53

7. We reissue comment 11 from our letter dated January 25, 2008. Provide clear disclosure as to how and when AAAC first became aware of Hunan Tongxin and when contact between the parties, direct or indirect, commenced.

Response
7. The Company has provided clear disclosure on page 53 as to how and when AAAC first became aware of Hunan Tongxin and when contact between the parties commenced.


==================================================================
  Information About Hunan Tongxin Enterprise Co., Ltd., page 79

8. We partially reissue comment 13 from our letter dated January 25, 2008. Please provide the disclosure required by
    Item 101 (c) (l) (iv) and (xi) of Regulation S-K. Also, explain the ability to renew the patents at expiration.

Response
8. The Company has provided added disclosure on page 81 required by Item 101 (c) 1 (iv) and (xi). Also, the Company has explained the ability of Hunan Tongxin to renew patents upon expiration.


==================================================================
                 Plan of Operations, page 108

9. We note that you have not obtained waivers from the entities to whom you owe money. We note that the Form S-1 indicated that you would seek such waivers and if the party would not agree to provide such waiver, you would analyze other alternatives and determine whether the engagement was in the best interests of shareholders. Discuss the extent to which you asked for a waiver from these entities and the extent to which you considered the lack of a waiver in entering into these agreements with the parties. Add appropriate risk factor disclosure.

Response
9. The Company has revised the discussion of page 108 to detail the extent to which we asked for waivers and the extent to which we considered the lack of waivers in contracting with these parties. We have also added a new risk section in the discussion of risk factors on page 47 to disclose the risk of not obtaining waivers.

==================================================================
  Unaudited Pro Forma Condensed Combined Statement of Operations
             Pro Forma Adjustments. I, page 122

10. We note the revisions to you filing in response to comment 18 our letter dated January 25, 2008. Please tell us how you calculated the weighted average shares assuming minimum approval for the year ended December 31, 2006 and the weighted average shares assuming both maximum and minimum approval for the nine months ended September 30, 2007.

Response
10. The weighted average was calculated assuming all shares were issued on (or prior) to the assumed transaction date of January 1, 2006.


11. In connection with the previous comment, the pro forma statements of operations assuming both minimum and maximum approval reflect a net loss for the year ended December 31, 2006. Accordingly, the conversion of warrants and options for dilutive earnings per share would be anti-dilutive. Please refer to SFAS 128 and revise your disclosures accordingly.

Response
11. The Company has revised its disclosures for the year ended
    December 31, 2006 in accordance with SFAS 128.


==================================================================
      Hunan Tongxin Enterprise Co., Ltd. Financial Statements
                Report of Independent Auditors

12. We note that the date of the audit report was changed from November 6, 2007 to July 31, 2007. Please discuss with your independent accountant and tell us why the earlier report date of July 31, 2007 is appropriated, given the timing of the audit work performed and considering the applicable auditing standards relating to the dual-dating or re-dating of audit reports. We may have additional comments after reviewing your response.

Response
12. The Company has discussed with Hunan Tongxin's independent accountant, LehmanBrown,PC., the earlier report date of July 31, 2007 and the date of November 6, 2007. The date of July 31, 2007 is the date on which the audit for fiscal years ending December 31, 2004, 2005 and 2006 was released and signed off. The November 6, 2007 date refers to the date on which LehmanBrown provided its consent to the Company to use the audited results in the filing of Amendment 1 to the Registration Statement on form S-4/A.


==================================================================
            Notes to Consolidated Financial Statements
 Note 3-Summary of Significant Accounting Policies and Practices
               D-Shipping and Handling Costs

13. Based on your revised disclosure, outbound freight expense exceeds 19% of gross margin for each period presented. Since these costs are significant in relation to gross margin, please explain in more detail how you determined that it was appropriate to classify such amounts as operating expenses rather than cost of goods sold. Refer to paragraph eight of EITF 0010. While we note your disclosure on page 91 of MD&A, the responsibility for tracking the outbound shipping and handling expenses would appear to be unrelated to the determination of where the amounts should be classified in the financial statements. Please advise and revise your disclosures as appropriate.

Response
13. The Company has revised page 91 of the MD&A to delete the reference to the responsibility for tracking the outbound shipping and handling expenses and has revised Note D in the Hunan Tongxin financial statements.


==================================================================
            Note 7-Investments in Operating Businesses

14. We note your disclosure regarding the equity method investment of $4.4 million in Chucheng Auto at September 30, 2007. Please revise your disclosures to state the material terms of this investment, including the acquisition date and the consideration exchanged. In addition, please revise the cash flow statement to separately disclose the investment, or tell us why you believe that no revisions are required.

Response
14. The Company has revised the accounting of the investment in Chucheng Auto to show it as property, plant & equipment after consolidation rather than as an investment in an operating business. The balance sheet on page 181 and Note 7 on page 191 have been revised to reflect these changes.


==================================================================
                            Exhibits

15. The proxy card should be filed as part of the prospectus/ proxy statement, rather than as an exhibit. They proxy card is provided to shareholders with the prospectus/proxy statement.

Response
15. The Company has revised the filing and included the proxy card as part of the prospectus/proxy statement rather than as an exhibit.


16. Please file the remaining exhibits, including the legality opinion. We may have additional comments upon filing of these exhibits.

Response
16. The Company has filed the remaining exhibits including the form of legality opinion.


We will follow-up by phone to address any questions or issues you may have with regard to our responses.



Sincerely,


/s/ Paul M. Kavanaugh
    Paul M. Kavanaugh

cc: Damon Cobert
    Pamela Howell
    Ethan Horowitz
    Bill Herren
    Rudy Wilson